EXHIBIT 99.1

Endeavour Silver Provides 2021 Production and Cost Guidance, Forecasting 3.6-4.3 Million oz Silver and 31,000-35,500 oz Gold, or 6.1-7.1 Million oz Silver Equivalent

VANCOUVER, British Columbia, Jan. 28, 2021 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) released today the 2021 production and cost guidance for its three silver-gold mines in Mexico, the Guanacevi mine in Durango state, the Bolanitos mine in Guanajuato state and the El Compas mine in Zacatecas state. The Company also provides its 2021 capital and exploration budgets for the three mines and several exploration and development projects (all dollar amounts in US$).

2021 Production and Cost Guidance Highlights

In 2021, silver production is expected to range from 3.6 to 4.3 million ounces (oz) and gold production is anticipated to be in the 31,000 to 35,500 oz range. Silver equivalent production is forecasted to total 6.1-7.1 million oz at an 80:1 silver:gold ratio.

Consolidated cash costs and all-in sustaining costs in 2021 are estimated respectively to be $7.00-8.00 per oz silver and $19.00-20.00 per oz silver, net of gold by-product credits. Costs are anticipated to be higher than 2020 due to higher royalty and mining duty payments expected in 2021. Metal price assumptions for 2021 are $22 per oz silver and $1,760 per oz gold.

Bradford Cooke, Endeavour CEO, commented, “Having completed the operational turn arounds at our Guanacevi and Bolanitos mines in 2020, we are forecasting relatively steady state performance from our operating mines in 2021, with slightly higher consolidated production offset by slightly higher operating costs at the three mines. Advancing our Terronera mine project through the feasibility study and project financing will be a key focus during the first half of the year.”

Dan Dickson, Endeavour CFO, discusses the outlook for 2021 in a short video which can be accessed (here) and will be available on the Company’s website under the Investor Relations, Webcast section.

	Guanacevi	Bolanitos	El Compas	Consolidated
Tonnes per Day (TPD)	1,000 – 1,200	1,000 – 1,200	200 – 250	2,400 – 2,650
Silver Production (M oz)	3.1 – 3.7	0.4 – 0.5	0.1 – 0.1	3.6 – 4.3
Gold Production (K oz)	8.0 -10.0	21.0 – 23.0	2.0 – 2.5	31.0 – 35.5
Silver Eq Production (M oz)	3.7 – 4.5	2.1 – 2.3	0.2 – 0.2	6.1 – 7.1
Cash Costs, net of gold by- product credits (US$/oz)				$7.00 - 8.00
AISC, net of gold by-product credits (US$/oz)				$19.00 – 20.00
Sustaining Capital Budget (US$M)				$30.8
Development Budget (US$M)				$9.0
Exploration Budget (US$M)				$10.2

(1)   2021 silver equivalent production is calculated using an 80:1 silver:gold ratio

Operating Mines

At Guanaceví, production will range between 1000 tonnes per day (tpd) to 1200 tpd and average 1100 tpd from the Milache, SCS and P4E orebodies. A significant portion of production will be mined from the Porvenir Cuatro extension on the El Curso concessions. The El Curso concessions were leased from a third party with no upfront costs but with significant royalty payments on production. As a result, the cash cost per ounce will increase in 2021, although direct operating costs per tonne should be similar to 2020.

At Bolanitos, production will range between 1000 tpd to 1200 tpd and average 1,050 tpd from the Plateros-La Luz, Lucero-Karina and Bolanitos-San Miguel vein systems. Ore grades are expected to be similar to 2020 mined grades and the cash cost per oz and direct cost per tonne should be similar to 2020.

At El Compas, production is forecast to continue into Q2, 2021 from the El Compas mine. New resources discovered in the Calicanto and Misie veins on the Calicanto property are currently being evaluated for possible addition to the mine plan.

Operating Costs

Cash costs, net of gold by-product credits, are expected to be $7.00-8.00 per oz of silver produced in 2021. Consolidated cash costs on a co-product basis are anticipated to be $13.00-$14.00 per oz silver and $1,000-$1,100 per oz gold.

All-in sustaining costs, net of gold by-product credits, in accordance with the World Gold Council standard, are estimated to be $19.00-$20.00 per oz of silver produced. When non-cash items such as stock-based compensation are excluded, AISC are forecast to be in the $18.00-$19.00 range.

Direct operating costs are estimated to be in the range of $105-$115 per tonne, including royalties and special mining duties, which are both expected to be significantly higher in 2021 compared to 2020.

Management has used a $22 per oz silver price, $1,760 per oz gold price, and 20:1 Mexican peso per US dollar exchange rate for its 2021 cost forecasts.

Sustaining Capital Investments

In 2021, Endeavour plans to invest $32.8 million on capital projects, mainly as sustaining capital at the three operating mines, including $2.0 million in growth capital to maintain the exploration concessions and cover corporate infrastructure. At current metal prices, the sustaining capital investments should be covered by operating cash flow.

At Guanacevi, $16.7 million will be invested on capital projects, the largest of which is the development of 6.8 kilometres (km) of mine access at the Milache, SCS and the P4E orebodies for an estimated $7.2 million. The additional $9.5 million will go to upgrade the mining fleet, support site infrastructure, and expand the tailings dam.

At Bolanitos, $14.1 million will be invested on capital projects, including $7.8 million for 5.3 km of mine development to access reserves and resources in the Plateros-La Luz, Lucero-Karina and Bolanitos-San Miguel vein systems. The additional $5.9 million will go to upgrade the mining fleet, support site infrastructure, raise the tailings dam and commence a new portal for the Belen resources.

At El Compas, management is evaluating new areas for future production on the Calicanto concessions and below the current working areas of the Orito vein.

New Development Investments

At Terronera, the feasibility study is currently being prepared which will include the results of additional engineering studies and revised cost estimates at a cost of $1.0 million in 2021. Management has approved a $9.0 million budget to complete the feasibility study, expand the project team, prepare for site-prep and source long lead items required to commence development upon completion of the feasibility study. Following the completion of the feasibility study and board approval, management will release a revised program and budget for the project.

Mine	Mine Development	Other Capital	Sustaining Capital	Growth Capital	Total Capital
Guanaceví	$7.2 million	$9.5 million	$16.7 million	-	$16.7 million
Bolanitos	$8.7 million	$5.4 million	$14.1 million	-	$14.1 million
El Compas	-	-	-	-	-
Corporate	-	-	-	$ 2.0 million	$ 2.0 million
Total	$15.9 million	$14.9 million	$30.8 million	$2.0 million	$32.8 million

Exploration Budget

In 2021, the Company plans to spend $10.2 million drilling 50,000 metres of core on brownfields projects near the three mine-sites, greenfields exploration projects, and development engineering across its portfolio of mines and properties.

At the Guanacevi and Bolanitos mines, 11,500 metres of core drilling are planned at a cost of $3.9 million to replace reserves and expand resources.

At Terronera, Parral and Paloma, 27,000 metres of core drilling are planned at a cost of $6.3 million and permitting continues for drilling the Aida project in Chile.

Project	2021 Activity	Drill Metres	Expenditures
Guanaceví	Drilling	11,500	$2.0 million
Bolanitos	Drilling	11,500	$1.9 million
Parral	Drilling/Economic Study	8,000	$2.0 million
Chile - Paloma	Drilling	3,000	$1.2 million
Chile - Other	Mapping/Sampling	-	$0.6 million
Terronera	Drilling	16,000	$ 2.5 million
Total		50,000	$10.2 million

Release of 2020 Financial Results and Conference Call

The 2021 Fourth Quarter and year-end consolidated financial results will be released before market on Monday, March 1, 2021 and a telephone conference call will be held the same day at 10:00am PT (1:00pm ET). To participate in the conference call, please dial the numbers below. No pass-code is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: +604-638-5340

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required pass-code is 5891#. The audio replay and a written transcript will also be made available on the Company's website at www.edrsilver.com.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

Follow Endeavour Silver on Facebook, Twitter, Instagram and LinkedIn

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2021 including changes in mining operations and production levels, the timing and results of various activities and the impact of the COVID 19 pandemic on operations. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.